Exhibit 21.1

Subsidiary	State of Incorporation
Twin Brook Capital Funding XXXIII, LLC	Delaware
Twin Brook Equity XXXIII Corp.	Delaware
Twin Brook Capital Funding XXXIII ASPV, LLC	Delaware
Twin Brook Capital Funding XXXIII MSPV, LLC	Delaware
Twin Brook CLO 2024-1 LLC	Delaware